SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH., DC 213

SECURIT 07003317 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Capital Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E Broadway Suite 512
(No. and Street)

Tucson (City) AZ (State) 85711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Almada 520.664.2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Julie Klewer
(Name – *if individual, state last, first, middle name*)

4783 E Camp Lowell Dr. Tucson, AZ 85712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Almada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Capital Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Blanca E Chapa
Notary Public
Pima County, Arizona
My Comm. Expires 03-30-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

UNION CAPITAL HOLDINGS CORP. AND
SUBSIDIARY UNION CAPITAL COMPANY

Audited Consolidated Financial Statements
and Supplementary Information

For the year ended December 31, 2006

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Ludwig, Schacht & Klewer, PLLC certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
Union Capital Company

We have audited the accompanying consolidated statement of financial condition of Union Capital Holdings Corp. (a Corporation) and subsidiary Union Capital Company (a Corporation) as of December 31, 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Union Capital Holdings Corp. and subsidiary Union Capital Company as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. However, this information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ludwig, Schacht & Klewer, PLLC

January 31, 2007

4783 E. Camp Lowell Drive • Tucson, Arizona 85712 • 520·545·0500 • Fax 520·545·0555

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Assets:		
Cash	$	1,852
Clearing deposit		35,000
Commissions receivable		51,163
Due from stockholder		16,285
Employee receivable		1,338
Deferred income tax asset		30,400
Total current assets		136,038
Deposits		1,705
Intangible asset, net		1,813
Furniture and equipment, net		7,892
Total assets	$	147,448

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	36,287
Income taxes payable		50
Capital lease payable, current portion		1,817
Deferred income tax liability		400
Total current liabilities		38,554
Capital lease payable, non-current portion		2,827
Total liabilities		41,381
Stockholders' equity:		
Common stock, no par value; 2,000,000 shares authorized, 1,308,941 shares issued and outstanding		459,085
Accumulated deficit		(353,018)
Total stockholders' equity		106,067
Total liabilities and stockholders' equity	$	147,448

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2006

Revenues:		
Commissions	$	554,450
Other income		847
Total revenues		555,297
Operating expenses:		
Compensation and benefits		387,172
Floor brokerage and clearing costs		38,147
Seminars		30,932
Rent		25,513
Automobile		12,624
Legal and professional fees		12,209
Telephone		11,498
Travel and entertainment		9,481
Licenses and fees		8,902
Depreciation and amortization		5,370
Office expenses		5,333
Miscellaneous		4,857
Quotes		4,770
Website and internet		2,237
Contract labor		2,100
Advertising		725
Total operating expenses		561,870
Operating loss		(6,573)
Other income (expense):		
Interest income		2,067
Interest expense		(792)
Total other income (expense)		1,275
Loss before income tax provision		(5,298)
Income tax provision		3,700
Net loss	$	(8,998)

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2006

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, December 31, 2005	1,034,759	$ 458,724	$ (344,020)	$ 114,704
Net loss			(8,998)	(8,998)
Common stock issued	274,182	361	-	361
Balance, December 31, 2006	1,308,941	$ 459,085	$ (353,018)	$ 106,067

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(8,998)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		5,370
Deferred income taxes, net		3,650
Changes in operating assets and liabilities:		
Commissions receivable		(33,864)
Employee receivables		2,150
Accounts payable and accrued expenses		28,034
Total adjustments		5,340
Net cash used in operating activities		(3,658)
Cash flows from investing activities		-
Cash flows from financing activities:		
Bank overdraft		(186)
Principal repayments of capital lease payable		(1,299)
Short-term advances made to stockholder		(55,958)
Short-term advances repayments from stockholder		62,216
Proceeds from issuance of common stock		361
Net cash provided by financing activities		5,134
Net change in cash		1,476
Cash, beginning of year		376
Cash, end of year	$	1,852
Supplemental disclosure of cash flow activities:		
Cash paid during the year for interest	$	792
Cash paid during the year for income taxes	$	50
Supplemental disclosure of noncash investing and financing activities:		
Furniture and equipment financed with capital lease	$	2,909

See independent auditors' report and accompanying notes.

1. Organization

The consolidating financial statements include the accounts of Union Capital Holdings Corp. (UCHC) and its wholly owned subsidiary Union Capital Company (UCC), collectively referred to as the Company.

UCC, an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. UCC operates a customer business whereby transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements include the accounts of UCHC and its wholly-owned subsidiary UCC. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Cash

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Commissions Revenue and Receivable

Commissions revenue and related expenses are recognized on a trade date basis and recorded monthly. Commissions receivable represent commissions earned on transactions that occurred prior to and on December 31, 2006 and paid to UCC after December 31, 2006. All of the commissions receivable were collected during January 2007.

Furniture and Equipment

Property and equipment is stated at cost. The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred. Expenditures that increase the useful lives of the assets are capitalized and depreciated. When items are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

For financial statement purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the various classes of assets:

Office furniture and fixtures	7 years
Computer equipment and software	5 years

Intangible Asset

The costs for UCC to purchase its website domain name are stated at cost. These costs are being amortized using the straight-line method over an estimated useful life of five years.

Income Taxes

UCHC and UCC file a consolidated income tax return and maintain a December 31 year-end for financial and income tax reporting purposes.

The Company records deferred income tax assets and liabilities based on items of income and expense that are reported for financial statement purposes in different periods than for income tax purposes. The differences relate principally to the use of different methods of depreciation for financial and tax purposes and net operating loss carryovers.

2. Summary of Significant Accounting Policies, Continued

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

UCC, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts. These activities may expose UCC to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. UCC does not maintain margin accounts for its customers, and therefore, there were no excess margin securities at December 31, 2006.

UCC transacts its business with customers located throughout the United States and Latin America.

3. Net Capital

UCC, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit the UCC from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined by SEC rules) exceeds eight times its "net capital" (as defined by SEC rules) for the first year, and fifteen times its "net capital" for subsequent years.

At December 31, 2006, UCC had a net capital requirement of $5,000 and net capital and aggregate indebtedness of $53,015 and $36,337, respectively.

4. Deposits

The clearing deposit at December 31, 2006 in the amount of $35,000 represents monies on deposit with RBC Dain Correspondent Services, the broker-dealer through which all UCC transactions are cleared. The deposit in the amount of $1,705 at December 31, 2006 represents monies paid in connection with the rental of the Company's office space.

5. Furniture and Equipment

Furniture and equipment consists of:

Office furniture and fixtures	$	17,705
Computer equipment and software		21,901
Total furniture and equipment, at cost		39,606
Less: accumulated depreciation		(31,714)
Furniture and equipment, net	$	7,892

6. Intangible Asset

The intangible asset consists of:

Website domain name	$	3,400
Accumulated amortization		(1,587)
Intangible asset, net	$	1,813

7. Capital Leases Payable

The Company is obligated under two capital leases. The total cost of computer equipment under these leases was $5,745 and accumulated depreciation was $1,012 at December 31, 2006.

Dell Financial, capital lease with payments of $112 per month including interest through November 2009; collateralized by computer equipment	$	2,892
Dell Financial, capital lease with payments of $113 per month including interest through July 2008; collateralized by computer equipment		1,752
Net minimum lease payments		4,644
Capital leases, current		(1,817)
Capital leases, non-current	$	2,827

The future maximum lease payments due under the capital leases at December 31, 2006 are:

Year ending December 31,		
2007	$	2,707
2008		2,142
2009		1,239
Total lease payments		6,088
Less imputed interest		(1,444)
Net minimum lease payments	$	4,644

8. Income Taxes

The income tax provision for the year ended December 31, 2006 is:

Current:		
Federal	$	-
State		50
		50
Deferred:		
Federal		3,275
State		375
		3,650
	$	3,700

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes.

8. Income Taxes, Continued

The deferred tax asset and liability in the accompanying financial statements consists of the following at December 31, 2006:

Deferred tax liability	$	400
Deferred tax asset	$	30,400
Deferred tax asset, net	$	(30,000)

The net deferred tax asset is the result of approximately $206,000 and $185 in federal and Arizona net operating loss carryovers, respectively. These loss carryovers are available to offset future taxable income. The federal loss carryover expires in 2020, and the Arizona loss carryover expires in 2011. The deferred tax liability is the result of differences between depreciation methods used for income tax and financial reporting purposes.

9. Related Party Transactions

As of December 31, 2006, UCC was owed $16,285 from short-term advances made to stockholders. The advances are interest-free, due on demand and unsecured.

10. Commitments and Contingency

Commitments

The Company leases office space under an operating lease that expired December 2006. Rent expense under this lease during the year ended December 31, 2006 was $25,513. As of January 31, 2007, the Company is leasing the space on a month-to-month basis while negotiating the lease renewal. The Company also leases a vehicle under an operating lease that expires July 2009. Rent expense under this lease during the year ended December 31, 2006 was $6,442.

Future minimum lease payments under these leases are:

2007	$	6,390
2008		6,390
2009		3,727
	$	16,507

Contingency

UCC does not carry general liability insurance, therefore, the Company's assets are subject to loss in the event of damage of business property and equipment or malpractice claims filed against the Company or its employees. As described in Note 1 above, UCC is an introducing broker and does not hold client funds in any of its accounts.

11. Common Stock and Options

During the year ended December 31, 2006, UCHC issued 274,182 shares of common stock to stockholders who exercised purchase options. As of December 31, 2006, UCHC has options outstanding for the purchase of 50,460 shares of common stock at $0.01 per share. None of the options outstanding are to employees of the Company.

SUPPLEMENTARY INFORMATION

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Assets:				
Cash	$ 87	$ 1,765	$ -	$ 1,852
Clearing deposit	-	35,000	-	35,000
Commissions receivable	-	51,163	-	51,163
Due from stockholder	-	16,285	-	16,285
Due from subsidiary	315	-	(315)	
Employee receivable	-	1,338	-	1,338
Investment in Union Capital Company	105,715		(105,715)	-
Deferred income tax asset	-	30,400	-	30,400
Total current assets	106,117	135,951	(106,030)	136,038
Deposits	-	1,705	-	1,705
Intangible asset, net	-	1,813	-	1,813
Furniture and equipment, net	-	7,892	-	7,892
Total assets	$ 106,117	$ 147,361	$ (106,030)	$ 147,448

LIABILITIES AND STOCKHOLDERS' EQUITY

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Liabilities:				
Accounts payable and accrued expenses	$ -	$ 36,287	$ -	$ 36,287
Due to parent company	-	315	(315)	-
Income taxes payable	50	-	-	50
Capital lease payable, current portion	-	1,817	-	1,817
Deferred income tax liability	-	400	-	400
Total current liabilities	50	38,819	(315)	38,554
Capital lease payable, non-current portion	-	2,827	-	2,827
Total liabilities	50	41,646	(315)	41,381
Stockholders' equity:				
Common stock, no par value; 2,000,000 shares authorized, 1,308,941 shares issued and outstanding	459,085	458,624	(458,624)	459,085
Accumulated deficit	(353,018)	(352,909)	352,909	(353,018)
Total stockholders' equity	106,067	105,715	(105,715)	106,067
Total liabilities and stockholders' equity	$ 106,117	$ 147,361	$ (106,030)	$ 147,448

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2006

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Revenues:				
Commissions	$ -	$ 554,450	$ -	$ 554,450
Management fees	345	-	(345)	-
Other income	-	847	-	847
Equity in earnings of subsidiary	(9,225)	-	9,225	-
Total revenue	(8,880)	555,297	8,880	555,297
Operating expenses:				
Compensation and benefits	-	387,172	-	387,172
Floor brokerage and clearing costs	-	38,147	-	38,147
Seminars	-	30,932		30,932
Rent	-	25,513	-	25,513
Automobile	-	12,624	-	12,624
Legal and professional fees	-	12,209	-	12,209
Telephone	-	11,498	-	11,498
Travel and entertainment	-	9,481	-	9,481
Licenses and fees	-	8,902	-	8,902
Depreciation and amortization	-	5,370	-	5,370
Office expenses	68	5,265	-	5,333
Miscellaneous	-	4,857		4,857
Quotes	-	4,770	-	4,770
Website and internet	-	2,237	-	2,237
Contract labor	-	2,100	-	2,100
Advertising	-	725	-	725
Management fees	-	345	(345)	-
Total operating expenses	68	562,147	(345)	561,870
Operating loss	(8,948)	(6,850)	9,225	(6,573)
Other income (expense):				
Interest income	-	2,067	-	2,067
Interest expense	-	(792)	-	(792)
Total other income (expense)	-	1,275	-	1,275
Loss before income tax (provision) benefit	(8,948)	(5,575)	9,225	(5,298)
Income tax provision	50	3,650	-	3,700
Net loss	$ (8,998)	$ (9,225)	$ 9,225	$ (8,998)

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2006

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Common stock:				
Balance, December 31, 2005	$ 458,724	$ 458,624	$ (458,624)	$ 458,724
Common stock issued	361		-	361
Balance, December 31, 2006	$ 459,085	$ 458,624	$ (458,624)	$ 459,085
Accumulated deficit:				
Balance, December 31, 2005	$ (344,020)	$ (343,684)	$ 343,684	$ (344,020)
Net loss	(8,998)	(9,225)	9,225	(8,998)
Balance, December 31, 2006	$ (353,018)	$ (352,909)	$ 352,909	$ (353,018)

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended December 31, 2006

Net Capital	
Consolidated stockholders' equity qualified for net capital	$ 106,067
Add:	
Allowable credits:	
Deferred tax liability	400
Capital lease for computers (allowable under SEC Rule 15c3-1(c)(1)(viii) and (2)(iv))	4,644
Total capital and allowable credits	111,111
Deductions:	
Nonallowable assets:	
Due from stockholder	16,285
Lease deposit	1,705
Deferred tax asset	30,400
Furniture and equipment, net	7,892
Intangible asset, net	1,813
Net capital before haircuts	53,016
Haircuts on money market account (2%)	(1)
Net capital	53,015
Minimum net capital requirement	5,000
Net capital in excess of required amount	$ 48,015
Aggregate indebtedness	$ 36,337
Ratio: aggregate indebtedness to net capital	0.69

Supplementary Information.
See independent auditors' report.

RECONCILIATIONS UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2006

Reconciliation of Computation of Net Capital:

Net Capital

Net capital, per FOCUS Report, Part IIA, page 10, line 10	$ 62,276
Net capital, per December 31, 2006 audited financial statement	$ 53,015

The difference between net capital per the FOCUS report and the audited financial statement is due to audit adjustments with a net income effect and consolidation of Union Capital Company with its parent company, Union Capital Holdings Corp. for financial reporting purposes.

Aggregrate Indebtedness

Aggregate indebtedness, per FOCUS Report, Part IIA, page 11, line 19	$ 27,681
Aggregate indebtedness, per December 31, 2006 audited financial statement	$ 36,337

The difference between aggregate indebtedness per the FOCUS report and the audited financial statement is due to audit adjustments and the consolidation of Union Capital Company with its parent company, Union Capital Holdings Corp. for financial reporting purposes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2006

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Information.
See independent auditors' report.

Ludwig, Schacht & Klewer, PLLC certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
Union Capital Company

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Union Capital Holdings Corp. and Subsidiary Union Capital Company (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

4783 E. Camp Lowell Drive • Tucson, Arizona 85712 • 520·545·0500 • fax 520·545·0555

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3, Continued

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control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ludwig, Schacht & Klewer, PLLC

January 31, 2007

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